Lang Michener LLP

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Web site: www.langmichener.com

Direct Line: (604) 691-7446
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E-Mail: ckent@lmls.com

RECEIVED
2008 MAY -7 P 1:21
OFFICE OF INTERNATI... CORPORATE F...

File Number: 55803-0001

[redacted]

08002396

PROCESSED
MAY 12 2008
THOMSON REUTERS

May 5, 2008

DELIVERED
Tel: (202) 942-8088

The United States Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

SUPPL

Dear Sirs/Mesdames:

Century Energy Ltd. (formerly, Topper Resources Inc.) (the "Corporation")
Your File: 82-34757

Pursuant to Rule 12g3-2(b), we enclose copies of continuous disclosure documents filed by the Corporation with Canadian regulatory authorities via SEDAR (System for Electronic Document Analysis and Retrieval) since January 3, 2008. The documents are available on the SEDAR website, www.sedar.com

The following is a list of the documents enclosed, beginning with the most recent:

	Date filed	Document Type	Short description
1.	April 29, 2008	Interim Financial Statements	Consolidated financial statements for the quarter ended February 29, 2008
2.	April 28,2008	MD&A	Management Discussion & Analysis for the quarter ended February 29, 2008
3.	February 11, 2008	News Release	Announcing filing of disclosure reports pursuant to Canadian National Instrument 51-102
4.	February 8, 2008	Management Proxy Materials	Notice of annual meeting of shareholders on February 29, 2008
5.	February 8, 2008	Management Proxy Materials	Management Information Circular for February 29, 2008 shareholders' meeting

5/8

2273459.1

A member of TERRALEX

	Date filed	Document Type	Short description
6.	February 8, 2008	Management Proxy Materials	Form of Proxy for February 29, 2008 shareholders' meeting
7.	February 8, 2008	Oil and gas annual disclosure filing	Form 51-101F1 – Statement of Reserves Data and other Oil & Gas Information
8.	February 8, 2008	Oil and gas annual disclosure filing	Form 51-101F3 – Report of Management and Directors on Oil & Gas Information
9.	January 28, 2008	Interim Financial Statements	Consolidated financial statements for the quarter ended November 30, 2007
10.	January 28, 2008	MD&A	Management Discussion & Analysis for the quarter ended November 340, 2007

Yours truly,

Cory Kent
for **Lang Michener** LLP

CHK/exn
Encls.

cc: Century Energy Ltd. by email w/o enclosures
Attention: Jimmy McCarroll, President

RECEIVED

2008 MAY -7 P 1:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CENTURY ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

FEBRUARY 29, 2008

CENTURY ENERGY LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	February 29 2008	August 31, 2007
ASSETS		
Current		
Cash	$ 77,949	$ 187,583
Receivables	15,103	10,717
	93,052	198,300
Oil and gas properties (Note 3)	-	-
	$ 93,052	$ 198,300
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 47,141	$ 42,642
Shareholders' equity		
Capital stock (Note 4)	6,537,810	6,379,910
Contributed surplus (Note 4)	174,775	130,267
Deficit	(6,666,674)	(6,354,519)
	45,911	155,658
	$ 93,052	$ 198,300

Nature and continuance of operations (Note 1)

On behalf of the Board:

"Jimmy McCarrol" Director "Cory Kent" Director

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three Month Period Ended February 29	Three Month Period Ended February 28	Six Month Period Ended February 29	Six Month Period Ended February 28
	2008	2007	2008	2007
REVENUE				
Oil and gas revenue	$ 658	$ 498	$ 1,146	$ 558
DIRECT COSTS				
Production costs	31	13	141	15
	627	485	1,005	543
EXPENSES				
Dry hole costs	110,291	-	110,291	-
Conferences & Seminars	838	-	838	-
Consulting fees	2,940	206	40,597	2,128
Filing Fees	7,483	6,110	7,483	6,110
Foreign exchange (gain) loss	852	8,839	10,885	9,495
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	1,922	1,986	3,228	2,180
Printing	1,362	-	1,362	-
Professional fees	37,408	47,536	61,056	50,275
Regulatory and transfer agent fees	3,096	3,224	3,978	3,678
Rent	1,507	1,749	2,992	3,438
Shareholder information and investor relations	-	1,406	-	1,822
Stock-based compensation	-	-	44,508	13,357
Telephone	419	645	872	959
Travel and promotion	1,369	3633	10,070	5,881
	176,987	82,834	313,160	114,323
Loss for the period	(176,360)	(82,349)	(312,155)	(113,780)
Deficit, beginning of period	(6,490,314)	(6,293,607)	(6,354,519)	(6,262,176)
Deficit, end of period	$ (6,666,674)	$ (6,375,956)	$ (6,666,674)	$ (6,375,956)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	22,417,850	17,892,192	21,712,466	16,715,672

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Month Period Ended February 29	Three Month Period Ended February 28	Six Month Period Ended February 29	Six Month Period Ended February 28
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (176,360)	$ (82,349)	$ (312,155)	$ (113,780)
Items not involving cash:				
Stock-based compensation	-	-	44,508	13,357
Changes in non-cash working capital items:				
(Increase) decrease in receivables	31,783	(3,265)	(4,386)	(3,252)
Increase in prepaids	-	(2,486)	-	(2,486)
Increase (decrease) in accounts payable and accrued liabilities	(38,424)	64,194	4,499	53,893
Net cash used in operating activities	(183,001)	(23,906)	(267,534)	(52,268)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock, net of finders' fees	(9,100)	296,450	157,900	296,450
Share subscriptions received in advance	-	40,000	-	40,000
Due to related parties	-	(18,278)	-	(18,278)
Net cash provided by financing activities	(9,100)	318,172	157,900	318,172
Change in cash during the period	(192,101)	294,266	(109,634)	265,904
Cash, beginning of period	270,050	3,425	187,583	31,787
Cash, end of period	$ 77,949	$ 297,691	$ 77,949	$ 297,691

Supplemental disclosure with respect to cash flows (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's principal business is the exploration and development of oil and gas properties. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	February 29, 2007	August 31, 2007
Deficit	$ (6,666,674)	$ (6,354,519)
Working capital (deficiency)	45,911	155,658

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three and six month periods ending February 22, 2008 are not necessarily indicative of the results that may be expected for the year ended August 31, 2008.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended August 31, 2007. For further information, refer to the financial statements and footnotes included for the year ended August 31, 2007.

Change in accounting policy

Financial instruments

Effective September 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530 "Comprehensive Income" ("Section 1530"), Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement" ("Section 3855"), Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges". These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Change in accounting policy (cont'd...)

Financial instruments (cont'd...)

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents and marketable securities as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities as well as loan payable are classified as other financial liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

As a result of the application of Section 3855, there was no effect on the Company's deficit position as at September 1, 2007.

Recent Accounting Pronouncements

Effective for fiscal periods commencing September 1, 2008, the Company will adopt new CICA standards relating to capital disclosures and financial instruments disclosure and presentation, and, effective September 1, 2009, a standard relating to goodwill and intangible assets. The Company is currently assessing the impact of these new accounting standards on its financial statements.

Capital Disclosures (Section 1535) - this standard establishes standards for the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements and (iv) if it has not complied, the consequences of such non-compliance.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Recent Accounting Pronouncements (cont'd...)

Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863) - these two standards replace the current standard "Financial Instruments – Disclosure and Presentation" (Section 3861), revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and Intangible Assets (Section 3064) - this new standard replaces the current standard for goodwill and intangible assets, Section 3062, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred.

3. OIL AND GAS PROPERTIES

The Company has a revenue interest in one oil and gas property in Liberty County, Texas.

The Company entered into a Participation Agreement with Ravenwood Energy Corp. ("Ravenwood") of Calgary, Alberta to acquire 25% interest in Ravenwood's Kneller Prospect. In order to earn a 25% working interest, Century paid 25% of the cost for the initial well on the prospect. The Company paid a $10,000 equalization fee for the right to participate in the well. The initial well was drilled to its target depth in January 2008 and was determined to be non-productive. It has been plugged and abandoned. The Company will have the right to participate in additional wells drilled on the prospect by contributing its 25% share of subsequent well costs.

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS

a) Authorized capital stock: Unlimited number of common shares

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

b) Common shares issued and outstanding:

	Number of Shares	Capital Stock	Contributed Surplus
Balance, August 31, 2006	15,552,081	6,043,828	109,577
Private placements	4,605,000	460,500	-
Finders' fees	-	(36,050)	-
Share issuance costs	-	(9,217)	-
Settlement of debt	850,000	85,000	-
Stock-based compensation	-	-	16,733
Agents' warrants	-	(3,957)	3,957
Tax benefit renounced to flow-through share subscribed	-	(160,194)	-
Balance, August 31, 2007	21,007,081	6,379,910	130,267
Private placements	1,670,000	167,000	-
Finders' fees	-	(9,100)	-
Stock-based compensation	-	-	44,508
Balance, February 29, 2008	22,677,081	6,537,810	174,775

On April 4, 2007, the Company issued 850,000 common shares at a price of $0.10 per share to settle debt totaling $85,000.

On January 10, 2007, the Company issued 3,205,000 flow-through units at a price of $0.10 per unit pursuant to a non-brokered private placement. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finders' fees included the Company paying $24,050, and issuing 73,000 agents' warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of one year.

On March 27, 2007, the Company issued 1,400,000 flow-through common units at a price of $0.10 per unit pursuant to a non-brokered private placement. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finders fees included the Company paying $12,000 and issuing 120,000 agents' warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of one year.

On December 12, and December 17, 2007, the Company issued 710,000 units and 960,000 flow-through common shares, respectively, of the Company at a price of $0.10 per share pursuant to a non-brokered private placement. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finders' fees included the Company paying $9,100.

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years and are subject to vesting provisions as determined by the board of directors of the Company.

As at February 29, 2008 and August 31, 2007 the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
416,000	$ 0.10	June 3, 2008
649,284	0.10	December 22, 2009
1,035,427	0.10	July 23, 2012

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, August 31, 2006	1,065,284	$ 0.10
Options granted	1,035,427	0.10
Balance, August 31, 2007 February 29, 2008	2,100,711	$ 0.10
Number of options currently exercisable	1,582,998	$ 0.10

During fiscal 2007, the Company granted options to acquire 1,035,427 common shares with a weighted average fair value of $0.14 per share. Stock-based compensation expense under the Black-Scholes option pricing model of $44,508 was recorded during the period relating to the number of vested options.

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Warrants

At February 29, 2008, the Company had outstanding share purchase warrants, enabling holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,520,000	$ 0.20	March 22, 2008
710,000	0.20	December 17,2008

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of warrants		Weighted Average Exercise Price
Balance, August 31, 2007	4,798,000	$	0.20
Warrants issued	710,000		0.20
Warrants expired	(3,278,000)		0.20
Balance and February 29, 2008	2,230,000	$	0.20
Number of warrants currently exercisable	2,230,000	$	0.20

5. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		Six Month Period Ended February 29, 2008		Six Month Period Ended February 28, 2007
Cash paid during the period for income taxes	$	-	$	-
Cash paid during the period for interest		-		-

There were no significant non-cash transactions for the six month period ended February 29, 2008 or for the six month period ended February 28, 2007.

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $15,000 (2007 - $15,000) to a company controlled by a director.

b) Paid or accrued legal fees of $31,371 (2007 - $23,494) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

8. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States and Canada.

All of the Company's revenues for the periods presented were earned in the Untied States.

CENTURY ENERGY, LTD.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2008

The following is a discussion and analysis of the consolidated financial condition and operating results of Century Energy, Ltd. (formerly Topper Resources Inc.) (the "Company") for the six months ended February 29, 2008. The discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the nine months ended February 29, 2008 and the audited consolidated financial statements for the year ended August 31, 2007. The unaudited interim consolidated financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future operating results based on the information available to the Company as of April 29, 2008. These forward looking statements are subject to a variety of risks and uncertainties and other factors, but are not limited to, changes in government legislation and regulations, competition, foreign exchange rate, claims and litigation. The actual results may vary from the results anticipated in these statements.

THE COMPANY

The Company is a small oil and gas exploration and producing company with a property situated on the Gulf Coast of Texas. The company's wholly owned subsidiary, Topper Resources USA, Inc., holds title to the properties.

The Company is currently pursuing domestic drilling opportunities in Canada and in the United States.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 2 of the consolidated financial statements for the year ended August 31, 2007. The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost center.

For each cost center, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

OVERVIEW

The Company is a small oil and gas exploration company that is pursuing domestic drilling opportunities in Canada and the United States.

SUMMARY OF QUARTERLY RESULTS

	Revenues	Net Income (Loss)	Net Income (Loss) per Share Basic and Diluted
Fiscal 2006			
Third quarter	117	(91,272)	(.01)
Fourth quarter	(216)	(34,685)	(.01)
Fiscal 2007			
First quarter	-	(31,431)	.00
Second quarter	498	(82,349)	(.01)
Third quarter	249	(87,654)	(.01)
Fourth quarter	299	109,001	(.00)
Fiscal 2008			
First quarter	488	(135,795)	(.01)
Second quarter	658	(176,360)	(.00)

SUMMARY OF PROPERTIES

The Company has an overriding royalty interest in one oil and gas property in Liberty County, Texas.

In December 2007, the Company entered into a Participation Agreement with Ravenwood Energy Corp. ("Ravenwood") of Calgary, Alberta to acquire 25% interest in Ravenwood's Kneller Prospect. In order to earn a 25% working interest, the Company paid 25% of the cost for the initial well on the prospect. The Company also paid a $10,000 equalization fee for the right to participate in the well. The initial well was drilled to its target depth in January 2008 and was determined to be non-productive. It has been plugged and abandoned. The Company will have the right to participate in additional wells drilled on the prospect by contributing its 25% share of subsequent well costs.

OIL AND GAS PRODUCTION

For the six month period ended February 29, 2008, the Company had a small net revenue interest in one well which produces approximately 15 barrels of oil per day.

RESULTS OF OPERATIONS

For The Three Month Period Ended February 29, 2008 Compared With The Three Month Period Ended February 28, 2007.

For the three month period ended February 29, 2008, the Company recorded oil and gas revenues of $658. In addition, oil and gas expenses totalled $31 and the Company incurred $110,291 in drilling costs for a well that was determined to be non-productive. This compares to oil and gas revenues of $498 and oil and gas production expenses of $13 for the three months ended February 28, 2007.

The Company's administrative expenses (exclusive of foreign exchange gains (losses)) decreased to $65,844 for the three months ended February 29, 2008 from $73,995 for the three months ended February 28, 2007. This is primarily attributable to a decrease in professional fees.

The Company reported a net loss of $176,360 for the three months ended February 29, 2008 as compared to a loss of $82,349 for the three months ended February 28, 2007. This is attributable to drilling costs of approximately $110,000 offset by the decrease in administrative expenses.

For The Six Month Period Ended February 29, 2008 Compared With The Six Month Period Ended February 28, 2007.

For the six months ended February 29, 2008, the Company recorded oil and gas revenues of $1,146 compared to $558 for the six months ended February 28, 2007. Oil and gas expenses (production costs and dry hole costs) also increased to $110,432 for the six months ended February 29, 2008 from $15 for the six months ended February 28, 2007 primarily from drilling costs associated with a non-productive well.

The Company's administrative expenses (exclusive of foreign exchange gains (losses)) also increased to $191,984 for the six months ended February 29, 2008 from $104,828 for the nine months ended February 28, 2007 primarily as a reduction from increases in professional and consulting fees, and stock-based compensation.

LIQUIDITY AND CAPITAL RESERVES

The Company's cash and cash equivalents decreased to $77,949 on February 29, 2008 from $270,050 on November 30, 2007. This is a result of cash used for operating activities of $183,001 and a finder's fee of $9,100 paid in connection with a private placement.

The Company's cash increased to $270,050 on November 30, 2007 from $187,583 on August 31, 2007. This is a result of cash provided by financing activities of $167,000 offset by cash used in operating activities.

SIX MONTHS ENDED FEBRUARY 29, 2007

CASH FLOWS FROM OPERATING ACTIVITIES

The company's loss for the period of $312,155, offset by the add-back of stock-based compensation of $44,508, resulted in net cash used in operating activities of approximately $267,500.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flow was provided from a private placement which closed in December, 2007 in the amount of $167,000 offset by finder's fees of $9,100.

CASH FLOWS FROM INVESTING ACTIVITIES

None

SHARE CAPITAL

a) Authorized capital stock: unlimited number of common shares

b) Common shares issued and outstanding:

	Number Of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2006	15,552,081	6,043,828	109,577
Private placements	4,605,000	460,500	-
Finders' fees	-	(36,050)	-
Share issuance costs	-	(9,217)	-
Settlement of debt	850,000	85,000	-
Stock-based compensation	-	-	16,733
Agents warrants	-	(3,957)	3,957
Tax benefits renounced to flow-through share subscribed	-	(160,194)	-
Balance, August 31, 2007	21,007,081	6,379,91-	130,267
Private placements	1,670,000	167,000	-
Finders' fees	-	(9,100)	-
Stock-based compensation	-	-	44,508
Balance, February 29 ,2008	22,677,081	6,537,810	174,775

At April 29, 2008 there were 2,230,000 warrants and 2,100,711 options outstanding. The warrants expire on March 22, 2008 and December 17, 2008, The stock options expire on June 3, 2008, December 22, 2009 and July 23, 2012. Assuming that the warrants and the stock options are exercised before they expire, the Company would receive gross proceeds of $446,000 and $210,072 respectively.

LIQUIDITY AND CASH RESOURCES

The Company has financed its operations to date primarily through the issuance of common shares. On December 12, 2007 and December 17, 2007, the Company issued 710,000 units and 960,000 flow-through common shares, respectively, of the Company at a price of $0.10 per share pursuant to a non-brokered private placement. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finder's fees included the Company paying $9,100.

The Company's future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that existing resources are insufficient to fund the Company's losses until profitability is reached, the Company may need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock. No assurance can be given that additional financing will be available, or that it can be obtained on terms acceptable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay possible expansion plans or acquisitions.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $15,000 (2007- $15,000) to a company controlled by a director;

b) Paid or accrued legal fees of $31,371 (2007- $23,494) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured

at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company will continue to pursue drilling opportunities, both domestic and foreign.

ADDITIONAL INFORMATION

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

February 11, 2008

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. (the " Company ") announced today that it has filed its disclosure and reports related to reserves and other oil and gas information pursuant to National Instrument 51-101 of the Canadian Securities Administrators as at August 31, 2007. The information can be accessed through SEDAR at www.sedar.com.

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing exploration opportunities in Canada and South America.

For Further Information:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CENTURY ENERGY LTD.
4605 Post Oak Place Drive
Suite 250
Houston, Texas, 77027
USA
Telephone No. (713) 658-0161 Fax No. (713) 222-7158

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual general meeting (the "Meeting") of Shareholders of **Century Energy Ltd.** (the "Corporation") will be held at 4615 Canterra Tower, 400 3rd Avenue S.W., Calgary, Alberta, on February 29, 2008, at 2:00 p.m., local time, for the following purposes:

1. to receive the consolidated financial statements of the Corporation for its fiscal period ended August 31, 2007, report of the auditor and related management discussion and analysis;
2. to elect directors of the Corporation for the ensuing year;
3. to appoint an auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration;
4. to approve the continuation of the incentive stock option plan as permitted by the policies of the TSX Venture Exchange; and
5. to consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

A Management Proxy Circular and a copy of the consolidated financial statements of the Corporation for the year ended August 31, 2007, report of the auditor and related management discussion and analysis accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Management Proxy Circular.

An unregistered shareholder who plans to attend the Meeting must follow the instructions set out in the form of Proxy and in the Management Proxy Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

Dated at Vancouver, British Columbia, January 29, 2008.

BY ORDER OF THE BOARD

"Jimmy McCarroll"

Jimmy McCarroll
President and Chief Executive Officer

CENTURY ENERGY LTD.
4605 Post Oak Place Drive
Suite 250
Houston, Texas, 77027
USA
Tel: (713) 658-0161 / Fax: (713) 222-7158

MANAGEMENT PROXY CIRCULAR

as at January 22, 2008

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Century Energy Ltd. (the "Corporation") for use at the annual general meeting (the "Meeting") of its shareholders to be held on February 29, 2008 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Management Proxy Circular, references to "the Corporation", "we" and "our" refer to Century Energy Ltd. "Common Shares" means common shares without par value in the capital of the Corporation. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. The Corporation will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and directors of the Corporation. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

The methods by which you may appoint a person as proxy are set out in the proxy enclosed with the Notice of Meeting and this Management Proxy Circular.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who choose to submit a proxy may do so by any of the following options:

(a) completing, dating and signing the enclosed form of proxy and returning it to the Corporation's transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, or from outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b) using a touch-tone phone to transmit voting choices to the toll free number given in the proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c) using the internet through the website of the Corporation's transfer agent, Computershare Investor Services Inc. ("Computershare"), at www.computershare.com/ca/proxy. Registered Shareholders who choose this option must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the board of directors of the Corporation at its discretion without notice.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

Beneficial Shareholders should carefully follow the instructions of their broker or intermediary in order to ensure that their Common Shares are voted at the Meeting.

The form of proxy that will be supplied by your broker will be similar to the Proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the intermediary how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions (formerly "ADP Investor Communication Services") ("Broadridge") in the United States and in Canada. Broadridge will mail a VIF in lieu of a Proxy provided by the Corporation. The VIF will name the same persons as the Corporation's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation) other than the persons designated in the VIF to represent the Beneficial Shareholder at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must

then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge 's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. **If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted.**

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, you should enter your own name in the blank space on the VIF provided to you and return the same to your broker in accordance with the instructions provided by your broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send to you a legal proxy which would enable you to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or to the registered office of the Corporation at 3400 Petro-Canada Centre, 105 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Corporation has fixed January 22, 2008 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting, except to the extent that

(a) the shareholder has transferred the ownership of any such share after the record date, and

(b) the transferee produces a properly endorsed share certificate for or otherwise establishes ownership of any of the transferred Common Shares and makes a demand to Computershare Investor Services Inc. no later than 10 days before the Meeting that the transferee's name be included in the list of shareholders in respect thereof.

The Corporation is authorized to issue an unlimited number of Common Shares without par value. As of January 22, 2008, the Corporation had outstanding 22,677,113 fully paid and non-assessable Common Shares

without par value, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Corporation, as at January 22, 2008 no persons beneficially owned, directly or indirectly or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended August 31, 2007, report of the auditor and related management's discussion and analysis will be placed before the Meeting and were mailed to shareholders with the Notice of Meeting and this Management Proxy Circular.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors (the "Board") or appointment of the Corporation's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act* (Alberta) (the "Alberta Act"), each director elected will hold office until the conclusion of the next annual meeting of the Corporation, or if no director is then elected, until a successor is elected.

The Articles of the Corporation set out that the number of directors for the Corporation can be a minimum of three and a maximum of eight. The following table sets out the names of management's five nominees for election as directors, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at January 22, 2008.

Nominee Position with the Corporation and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled(1)
Jimmy M. McCarroll President, Chief Executive Officer and a Director Houston, Texas, U.S.A.	President of Century Energy Ltd.	Since August 10, 2001	1,731,651(2)
Charles B. Wheeler Chairman and a Director Miami, Florida, U.S.A.	Retired. Former President and CEO of Glenayr Corporation, a private family-owned company.	December 19, 2002	2,179,400(3)
Richard A.N. Bonnycastle(7) Director Calgary, Alberta, Canada	Chairman and President of Cavendish Investing Ltd., a private investment company.	June 18, 2002	475,000(4)
Douglas N. Baker Director Calgary, Alberta, Canada	Retired. Vice-Chairman, Canadian Institute of Chartered Accountants.	September 9, 2002	450,000(5)

Nominee Position with the Corporation and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled(1)
Cory H. Kent Secretary and Director North Vancouver, British Columbia, Canada	Lawyer with Lang Michener LLP, Barristers & Solicitors.	December 19, 2002	Nil(6)

Notes:

(1) The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled, directly or indirectly, has been furnished by the respective nominees. Each nominee for director has held the current position or a similar position for the past five years.

(2) Mr. McCarroll holds options to acquire 181,000 Common Shares, exercisable at $0.10 each, expiring on June 3, 2008; options to acquire 351,204 Common Shares, exercisable at $0.10 each, expiring on December 22, 2009; and options to acquire 485,427 Common Shares, exercisable at $0.10 each, expiring on July 23, 2012.

(3) Mr. Wheeler holds options to acquire 75,000 Common Shares, exercisable at $0.10 each, expiring on June 3, 2008; options to acquire 149,040 Common Shares, exercisable at $0.10 each, expiring on December 22, 2009; and options to acquire 200,000 Common Shares, exercisable at $0.10 each, expiring on July 23, 2012.

(4) Mr. Bonnycastle is a major shareholder of Cavendish Investing Ltd. ("Cavendish"), and holds these shares indirectly through Cavendish. Bonnycastle directly holds options to acquire 50,000 Common Shares, exercisable at $0.10 each, expiring on June 3, 2008; options to acquire 59,616 Common Shares, exercisable at $0.10 each, expiring on December 22, 2009; and options to acquire 100,000 Common Shares, exercisable at $0.10 each, expiring on July 23, 2012.

(5) Mr. Baker holds 200,000 warrants exercisable at $0.20 each, expiring on March 22, 2008. He also holds options to acquire 50,000 Common Shares, exercisable at $0.10 each, expiring on June 3, 2008; options to acquire 59,616 Common Shares, exercisable at $0.10 each, expiring on December 22, 2009; and options to acquire 100,000 Common Shares, exercisable at $0.10 each, expiring on July 23, 2012.

(6) Mr. Kent holds options to acquire 30,000 Common Shares exercisable at $0.10 each, expiring on June 3, 2008.

(7) Mr. Bonnycastle was a director of Hoodoo Hydrocarbons Ltd. (now called "Cruiser Oil & Gas Ltd.") when the Alberta Securities Commission issued a cease trade order against the company for failure to file financial statements. The company was reorganized and the cease trade order was revoked on July 22, 2005.

APPOINTMENT OF AUDITOR

Davidson & Company, Chartered Accountants, 1200 – 609 Granville Street Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Corporation at a remuneration to be fixed by the directors.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Corporation, as a venture issuer, to disclose annually in its Management Proxy Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter is attached to the information circular prepared for the Corporation's February 15, 2005 annual and extraordinary general meeting and filed on www.sedar.com.

Composition of the Audit Committee

The members of the audit committee are Douglas N. Baker, Richard A.N. Bonnycastle and Jimmy McCarroll. Two members of the audit committee are independent and one, Jimmy McCarroll, President and Chief Executive Officer of the Corporation, is not independent. All members of the audit committee are considered to be financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Corporation. A material relationship means a relationship which could, in the view of the Corporation's board of directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation.

Relevant Education and Experience

Douglas N. Baker is a retired Chartered Accountant. He has been the Chief Financial Officer of several public and private oil and gas companies for the past 20 years. He has also been extensively involved with the Institute of Chartered Accountants for Canada (currently the Vice-Chairman) and the Province of Alberta with respect to accounting education and professional examinations for several years. He has served as President of the Alberta Institute of Chartered Accountants.

Richard A.N. Bonnycastle graduated from Trinity College, Port Hope, Ontario, and the University of Manitoba with a Bachelor of Commerce in 1956. He is the Chairman and President of Cavendish Investing Ltd. He is a self-employed investor and financial consultant. He also serves on the Boards of Directors for numerous private and public companies.

Jimmy McCarroll graduated from The University of Texas in Austin, Texas, in 1966 with a Bachelor of Arts. He served as Managing Partner of The McCarroll & Young Oil and Gas Exploration Funds from 1980 until the funds were sold in 2000. Mr. McCarroll was responsible for the legal and financial affairs of the funds. Mr. McCarroll has also served as a director of three public companies during his business career.

Each member of the audit committee has adequate education and experience that would provide the member with:

(a) an understanding of the accounting principles used by the issuer to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and

(c) an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any specific recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Corporation's auditors, Davidson & Company, have not provided any material non-audited services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Davidson & Corporation to the Corporation to ensure auditor independence. Fees incurred with Davidson & Company for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	**Fees Paid to Auditor in Year Ended August 31, 2007**	**Fees Paid to Auditor in Year Ended August 31, 2006.**
Audit Fees(1)	$23,713 (Can.)	$21,050 (US)
Audit-Related Fees(2)	Nil	Nil

Nature of Services	Fees Paid to Auditor in Year Ended August 31, 2007	Fees Paid to Auditor in Year Ended August 31, 2006.
Tax Fees(3)	$2,645 (Can.)	Nil
All Other Fees(4)	Nil	Nil
Total	$26,358 (Can.)	$21,050 (US)

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Corporation's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Exemption

The Corporation is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110 for the year ended August 31, 2007. This exemption allows a corporation to have a majority of its audit committee members to be independent rather than 100% of its members, as would otherwise be required by MI 52-110.

CORPORATE GOVERNANCE

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Corporation's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment or which is deemed to be a material relationship under MI52-110.

The independent members of the Board of Directors of the Corporation are Richard A.N. Bonnycastle and Douglas N. Baker. The non-independent directors are Charles B. Wheeler (Chairman of the Board) , Jimmy M. McCarroll (President and Chief Executive Officer) and Cory H. Kent (Secretary).

A majority of the Board is not independent.

Directorships

Cory Kent is a director of PhotoChannel Networks Inc. and Sandpoint Capital Inc., Ltd., both reporting issuers listed on the TSX Venture Exchange ("TSXV"), and Starcore International Ventures, which is listed on the Toronto Stock Exchange (the "TSX").

Douglas N. Baker is a director of Orleans Energy Ltd., a reporting issuer listed on the TSXV, as well as Winstar Resources Ltd. and True Energy Trust, both reporting issuers listed on the TSX.

Richard Bonnycastle is a director of Twoco Petroleums Ltd., a reporting issuer listed on the TSXV.

Orientation and Continuing Education

When new directors are appointed, they receive orientation commensurate with their previous experience on the Corporation's business, industry and properties and on the responsibilities of directors.

Board meetings may also include presentations by the Corporation's management and employees to give the directors additional insight into the Corporation's business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Corporation, this policy will be reviewed.

Compensation

The members of the Compensation Committee are Charles B. Wheeler and Richard A.N. Bonnycastle. The directors of the Corporation are not paid an annual director's fee nor are they paid a fee to attend meetings of the Board. Directors are compensated only for time spent directly on the Corporation's business. The rate of compensation is determined by all members of the Compensation Committee excluding those with a conflict of interest.

Other Board Committees

The Board has no committees other than the Audit Committee and the Compensation Committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year of August 31, 2007, and whose total salary and bonus exceeds $150,000.

Jimmy McCarroll, President and Chief Executive Officer, and Jane Costello, Chief Financial Officer, are the "Named Executive Officers" of the Corporation for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Corporation's three most recently completed financial years of August 31 is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Jimmy McCarroll President and Chief Executive Officer	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	30,000(1) 30,000(1) 30,000(1)	485,427(2) Nil 351,204(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
M. Jane Costello(4) Chief Financial Officer	2007 2006	Nil Nil	Nil Nil	8,900 6,880	50,000(2) Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

(1) This compensation relates to fees paid or accrued for management services rendered by Century Natural Gas, a private company fully owned by Mr. McCarroll. See "Interest of Informed Persons In Material Transactions".

(2) These options were granted on July 23, 2007 at an exercise price of $0.10 per share and are exercisable on or before July 23, 2012.

(3) These options were granted in December 2004 at a price of $0.10 per share and are exercisable on or before December 22, 2009.

(4) Ms. Costello was appointed Chief Financial Officer on May 15, 2006. She is paid on an hourly basis for work on behalf of the Corporation.

Long-Term Incentive Plan Awards

Long term incentive plan ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP's do not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Corporation did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Share Options

The share options granted to the Named Executive Officers during the financial year ended August 31, 2007 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jimmy McCarroll	485,427	46	$0.10	$0.16(1)	July 23, 2012
M. Jane Costello	50,000	5	$0.10	$0.16(1)	July 23, 2012

Note:

(1) These options were granted at a discount pursuant to the policies of the TSXV.

No options were exercised by any Named Executive Officer during the financial year ended August 31, 2007. The values of unexercised options at August 31, 2007 were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable / Unexercisable
Jimmy McCarroll	Nil	Nil	592,204 / 425,427	26,649.18 / 19,144.22
M. Jane Costello	Nil	Nil	Nil / 50,000	Nil / 2,250

Note:

(1) The shares of the Corporation were trading a $0.14 per Common Share on August 31, 2007.

No options were repriced during the year ended August 31, 2007.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Corporation and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of any Named Executive Officer's responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants. other than as set forth herein.

The following directors received options under the Corporation's Share Option Plan in their capacity as a director during the financial year ended August 31, 2007:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jimmy McCarroll	485,427	$0.10	$0.16	July 23, 2012
Charles Wheeler	200,000	$0.10	$0.16	July 23, 2012
Douglas Baker	100,00	$0.10	$0.16	July 23, 2012
Richard Bonnycastle	100,000	$0.10	$0.16	July 23, 2012
Cory Kent	50,000	$0.10	$0.16	July 23, 2012

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation has in place a share option plan (the "Plan"). The Plan was approved by the directors on March 31, 2003 and amended by the shareholders on May 5, 2004. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants and other key personnel of the Corporation or a subsidiary of the Corporation. The Plan provides that the number of Shares issuable under the Plan may not exceed a maximum of 10% of the total number of issued and outstanding Common Shares of the Corporation, at any time. As at January 22, 2008 there are options outstanding to acquire an aggregate of 2,100,711 Common Shares. The vesting schedule for the options is: one-third on date of grant, one-third on first anniversary date and remaining one-third on the second anniversary date. All options expire on a date not later than five years after the issuance of such option.

The following table sets out equity compensation plan information as at the financial year ended August 31, 2007.

Equity Compensation Plan Information

Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders - the Plan	2,100,711	$0.10	Nil
Equity Compensation plans not approved by securityholders.	Nil	Nil	Nil
Total	2,100,711	$0.10	Nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Corporation were indebted to the Corporation as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Corporation. To the knowledge of management of the Corporation, no informed person or nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries during the year ended August 31, 2007, or has any interest in any material transaction in the current year other than as set out herein:

Legal fees of $48,066 were paid or accrued to a law firm in which Cory Kent, a director and officer of the Corporation, is a partner for legal services rendered to the Corporation.

Management fees of $30,000 ($10,000 was accrued and $20,000 paid) to a company controlled by Mr. McCarroll, a director of the Corporation.

On December 28, 2006 the Corporation completed a private placement for 3,205,000 units (the "Units"), each Unit consisting of one flow through Common Share and one common share purchase warrant (the Warrants"), at a price of $0.10 per Unit. Each Warrant is exercisable to purchase one further Common Share on or before December 28, 2007, at $0.20 per Common Share. Douglas N. Baker, a director of the Corporation, participated in this transaction for an aggregate of 100,000 Units.

On April 4, 2007, an aggregate of 850,000 Common Shares were issued to Jimmy McCarroll, the President and Chief Executive Officer of the Corporation, at a value of $0.10 per Common Share ($85,000 total) in partial satisfaction of the Corporation's indebtedness to him for accrued management fees. The balance of the amount owing which totals $103,278 will be paid in cash. All securities issued in connection with the debt settlement were subject to a hold period and expired on July 23, 2007.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or senior officers of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Share Option Plan

A number of Common Shares equal to ten (10%) percent of the issued and outstanding Common Shares in the capital stock of the Corporation from time to time is reserved for the issuance of stock options pursuant to the Corporation's stock option plan (the "Plan"). The Plan provides that the terms of the options and the option price may be fixed by the directors subject to the price restrictions and other requirements of the TSXV. The Plan also provides that no option may be granted to any person except upon the recommendation of the directors of the Corporation, and only directors, officers, employees, consultants and other key personnel of the Corporation or any subsidiary may receive options. Options granted under the Plan may not be exercisable for a period longer than five years and the exercise price must be paid in full upon exercise of the option. As at January 22, 2008 there are options outstanding to purchase 2,100,711 Common Shares.

Under the rules of the TSXV, listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed company from time to time for the issuance of options pursuant to the listed company's stock option plan, must have that plan approved at each annual meeting of the shareholders of the listed company. Further, the TSXV requires all listed companies to have a stock option plan if the listed company intends to grant any options. A copy of the Plan will be available for inspection at the Meeting and a copy may be obtained from the Corporation at Suite 250, 4605 Post Oak Place Drive, Houston, Texas, U.S.A., 77027, telephone no. (713) 658-0161 or fax no. (713) 222-7158. At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

"Resolved that the Corporation's 2003 share option plan, amended May 5, 2004, be ratified and approved."

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on www.sedar.com and is available in management's discussion and analysis and in the audited financial statements for the year ended August 31, 2007 with the accompanying auditor's report. Copies of the Corporation's interim financial statements and audited financial statements with auditor's report and related management's discussion and analysis may be obtained from www.sedar.com and upon request from Corporation at Suite 250, 4605 Post Oak Place Drive, Houston, Texas, U.S.A., 77027, telephone no. (713) 658-0161 or fax no. (713) 222-7158.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Management Proxy Circular.

SHAREHOLDER PROPOSALS

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2009 annual meeting of the Corporation (expected to be held in February 2009) must be received by the Secretary of the Corporation on or before the close of business on November 28, 2008.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.

DATED at Vancouver, British Columbia, January 29, 2008.

"Jimmy McCarroll"

Jimmy McCarroll
President and Chief Executive Officer

CENTURY ENERGY LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on February 29, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Mountain Time, on February 27, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | HOLDER ACCOUNT NUMBER | ACCESS NUMBER

16JA08085.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Century Energy Ltd. (the "Company") hereby appoints: Jimmy M. McCarroll, President and Chief Executive Officer and a Director of the Corporation, or failing him Cory H. Kent, Secretary and a Director of the Corporation,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Century Energy Ltd. to be held at 4615 Canterra Tower, 400 3rd Avenue S.W., Calgary, Alberta, on February 29, 2008 at 2:00 p.m. (Mountain Standard Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Jimmy M. McCarroll	☐	☐
02. Charles B. Wheeler	☐	☐
03. Richard A.N. Bonnycastle	☐	☐
04. Douglas N. Baker	☐	☐
05. Cory H. Kent	☐	☐

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2. Appointment of Auditors

Appointment of Davidson & Company, Chartered Accountants, as Auditors of the Company for the ensuing year.

For ☐ Withhold ☐

3. Auditor's Remuneration

To authorize the Directors to fix the auditor's remuneration.

For ☐ Against ☐

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4. Stock Option Plan

To ratify and approve continuation of the Company's share option plan.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Audited Annual Financial Statements

Mark this box if you would like to receive the Audited Annual Financial Statements and accompanying Management's Discussion and Analys is by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 3 5 0 2 5 AR1 TOWQ

CENTURY ENERGY LTD.
(the "Corporation")

FORM 51-101F1
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

DATE OF STATEMENT

Information in this Statement is effective as of August 31, 2007 (the "**Effective Date**") and was prepared as of February 8, 2008.

RESERVES DATA

During the financial year ended August 31, 2007 the Corporation did not own any oil or gas reserves. During 2006, the Corporation disposed of its interest in the Hull Dome property near Houston, Texas, retaining a 0.0004% Net Revenue Interest ("**NRI**"). During the year ended August 31, 2007, the Corporation received approximately $1,100 of revenue from the NRI, which is not considered material. Accordingly, this Statement does not contain information concerning Reserves Data, Pricing Assumptions, Reconciliation of Changes in Reserves or Additional Information Relating to Reserves Data required by Part 2 through Part 5 of Form 51-101F1.

OTHER OIL AND GAS INFORMATION

Oil and Gas Properties and Wells

As of the Effective Date, the Corporation did not own any important properties, plants, facilities or installations or wells.

Properties With No Attributed Reserves

As of the Effective Date the Corporation did not own any undeveloped land.

Forward Contracts

The Corporation is not bound by any agreement (including a transportation agreement), directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or gas.

Additional Information Concerning Abandonment and Reclamation Costs

As of the Effective Date the Corporation did not have any liability for abandonment and reclamation costs for surface leases, wells, facilities or pipelines.

Tax Horizon

The Corporation was not required to pay income taxes for the fiscal year ended August 31, 2007. Since the Corporation does not currently have any material income-producing operations, it cannot reasonably estimate of when income taxes may become payable.

Costs Incurred

During the fiscal year ended August 31, 2007, the Corporation did not incur any property acquisition, exploration or development costs.

Exploration and Development Activities

During the fiscal year ended August 31, 2007 the Corporation did not complete any oil or gas wells or dry holes.

The Corporation is not currently involved in any exploration or development activities but continues to search for prospective properties, primarily in Alberta, Canada.

Production Estimates

Since the Corporation does not have and during the financial year ended August 31, 2007 did not have, any reserves of oil or gas, this Statement does not contain any information on Production Estimates or Production History required by Items 6.8 and 6.9 of Form 51-101F1.

CENTURY ENERGY LTD.

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Management of Century Energy Ltd.. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at August 31, 2007, estimated using forecast prices and costs.

As at August 31, 2007 the Company did not own any proved or probable reserves and therefore, we have not commissioned a report from an independent qualified reserves evaluator or qualified reserves auditor and no reserves data is presented in this report.

The board of directors of the Company has approved:

(a) the content and filing with securities regulatory authorities of Form 51-101F1; and

(b) the content and filing of this report.

Dated: February 8, 2008.

(signed) "Jimmy M. McCarroll"
President and CEO

(signed) "Charles B. Wheeler"
Director

(signed) "M. Jane Costello"
CFO

(signed) "Cory H. Kent"
Director

CENTURY ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOVEMBER 30, 2007

CENTURY ENERGY LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	November 30, 2007	August 31, 2007
ASSETS		
Current		
Cash	$ 270,050	$ 187,583
Receivables	46,886	10,717
	$ 316,936	$ 198,300
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 85,565	$ 42,642
	85,565	42,642
Shareholders' equity		
Share capital (Note 3)	6,379,910	6,379,910
Share subscriptions received in advance (Note 8)	167,000	-
Contributed surplus (Note 3)	174,775	130,267
Deficit	(6,490,314)	(6,354,519)
	231,371	155,658
	$ 316,936	$ 198,300

Nature and continuance of operations (Note 1)

Subsequent events (Note 8)

On behalf of the Board:

____________________ Director ____________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

		Three Month Period Ended November 30, 2007		Three Month Period Ended November 30, 2006
EXPENSES				
Consulting fees		37,657		1,922
Foreign exchange loss		10,033		656
Management fees		7,500		7,500
Office and miscellaneous		929		135
Professional fees		23,649		2,739
Regulatory and transfer agent fees		882		454
Rent		1,484		1,689
Shareholder information and investor relations		-		416
Stock-based compensation		44,508		13,357
Telephone		452		314
Travel and promotion		8,701		2,249
		135,795		31,431
Loss for the period		(135,795)		(31,431)
Deficit, beginning of period		(6,354,519)		(6,262,176)
Deficit, end of period	$	(6,490,314)	$	(6,293,607)
Basic and diluted loss per common share	$	(0.01)	$	(0.00)
Weighted average number of common shares outstanding		21,007,081		15,552,081

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

		Three Month Period Ended November 30, 2007		Three Month Period Ended November 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) for the period	$	(135,795)	$	(31,431)
Items not involving cash:				
Stock-based compensation		44,508		13,357
Changes in non-cash working capital items:				
(Increase) decrease in receivables		(36,169)		14
Increase (decrease) in accounts payable and accrued liabilities		42,923		(10,302)
Net cash used in operating activities		(84,533)		(28,362)
CASH FLOWS FROM FINANCING ACTIVITIES				
Share subscriptions received in advance		167,000		-
Net cash provided by financing activities		167,000		-
Change in cash during the period		82,467		(28,362)
Cash, beginning of period		187,583		31,787
Cash, end of period	$	270,050	$	3,425

Supplemental disclosure with respect to cash flows (Note 4)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's principal business is the exploration and development of oil and gas properties. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	November 30, 2007	August 31, 2007
Deficit	$ (6,490,314)	$ (6,354,519)
Working capital	231,371	155,658

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended November 30, 2007 are not necessarily indicative of the results that may be expected for the year ended August 31, 2008.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended August 31, 2007. For further information, refer to the financial statements and footnotes thereto included for the year ended August 31, 2007.

Change in accounting policy

Financial instruments

Effective September 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530 "Comprehensive Income" ("Section 1530"), Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement" ("Section 3855"), Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges". These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Change in accounting policy (cont'd...)

Financial instruments (cont'd...)

requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents and marketable securities as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities as well as loan payable are classified as other financial liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

As a result of the application of Section 3855, there was no effect on the Company's deficit position as at September 1, 2007.

3. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a) Authorized capital stock: Unlimited number of common shares

3. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont'd...)

b) Common shares issued and outstanding:

	Number of Shares	Capital Stock	Contributed Surplus
Balance, August 31, 2006	15,552,081	6,043,828	109,577
Private placements	4,605,000	460,500	-
Finders' fees	-	(36,050)	-
Share issuance costs	-	(9,217)	-
Settlement of debt	850,000	85,000	-
Stock-based compensation	-	-	16,733
Agents' warrants	-	(3,957)	3,957
Tax benefit renounced to flow-through share subscribed	-	(160,194)	-
Balance, August 31, 2007	21,007,081	6,379,910	130,267
Stock-based compensation	-	-	44,508
Balance, November 30, 2007	21,007,081	6,379,910	174,775

On April 4, 2007, the Company issued 850,000 common shares at a price of $0.10 per share to settle debt totaling $85,000.

On January 10, 2007, the Company issued 3,205,000 flow-through units at a price of $0.10 per unit pursuant to a non-brokered private placement. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finders' fees included the Company paying $24,050, and issuing 73,000 agents' warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of one year.

On March 27, 2007, the Company issued 1,400,000 flow-through common units at a price of $0.10 per unit pursuant to a non-brokered private placement. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finders fees included the Company paying $12,000 and issuing 120,000 agents' warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of one year.

Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years and are subject to vesting provisions as determined by the board of directors of the Company.

3. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont'd...)

Stock options (cont'd...)

As at November 30, 2007 and August 31, 2007 the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
416,000	$ .10	June 3, 2008
649,284	.10	December 22, 2009
1,035,427	.10	July 23, 2012

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, August 31, 2006	1,065,284	$ 0.10
Options granted	1,035,427	0.10
Balance, August 31, 2007 and November 30, 2007	2,100,711	$ 0.10
Number of options currently exercisable	1,410,426	$ 0.10

During fiscal 2007, the Company granted options to acquire 1,035,427 common shares with a weighted average fair value of $0.14 per share. Stock-based compensation expense under the Black-Scholes option pricing model of $44,508 was recorded during the period relating to the number of vested options.

3. STOCK OPTIONS AND WARRANTS (cont'd...)

Warrants

At November 30, 2007, the Company had outstanding share purchase warrants, enabling holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
3,278,000	$ 0.20	December 28, 2007
1,520,000	0.20	March 22, 2008

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of warrants	Weighted Average Exercise Price
Balance, August 31, 2006	8,101,000	0.20
Warrants issued	4,798,000	0.20
Warrants expired	(8,101,000)	0.20
Balance, August 31, 2007 and November 30, 2007	4,798,000	$ 0.20
Number of warrants currently exercisable	4,798,000	$ 0.20

4. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Month Period Ended November 30, 2007	Three Month Period Ended November 30, 2006
Cash paid during the period for income taxes	$ -	$ -
Cash paid during the period for interest	$ -	$ -

There were no significant non-cash transactions for the three month period ended November 30, 2007 or for the three month period ended November 30, 2006.

5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $7,500 (2006 - $7,500) to a company controlled by a director.

b) Paid or accrued legal fees of $15,650 (2006 - $nil) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

6. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

7. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States.

8. SUBSEQUENT EVENTS

Subsequent to the three months ended November 30, 2007:

a) the Company issued 710,000 units and 960,000 flow-through common shares of the Company at a price of $0.10 per share pursuant to a non-brokered private placement. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finders' fees included the Company paying $9,100.

b) the Company entered into a Participation Agreement with Ravenwood Energy Corp. ("Ravenwood") of Calgary, Alberta to acquire 25% interest in Ravenwood's Kneller Prospect. In order to earn a 25% working interest, Century must pay 25% of the cost for the initial well on the prospect. The Company paid a $10,000 equalization fee for the right to participate in the well. The Company will have the right to participate in additional wells drilled on the prospect by contributing its 25% share of subsequent well costs.

CENTURY ENERGY LTD.
(FORMERLY TOPPER RESOURCES INC.)

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007

The following is a discussion and analysis of the consolidated financial condition and operating results of Century Energy Ltd. (formerly Topper Resources Inc.) (the "Company") for the three months ended November 30, 2007. The discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the months ended November 30, 2007 and the audited consolidated financial statements for the year ended August 31, 2007. The unaudited interim consolidated financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future operating results based on the information available to the Company as of January 28, 2008. These forward looking statements are subject to a variety of risks and uncertainties and other factors, but are not limited to, changes in government legislation and regulations, competition, foreign exchange rate, claims and litigation. The actual results may vary from the results anticipated in these statements.

THE COMPANY

The Company is a small oil and gas exploration and producing company with properties situated in the Permian Basin area of West Texas and on the Gulf Coast of Texas. The Company's wholly owned subsidiary, Topper Resources U.S.A., Inc., holds title to the properties.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 2 of the consolidated financial statements for the year ended August 31, 2007. The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost center

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

OVERVIEW

During the first quarter of fiscal 2008, the Company continued to evaluate oil and gas prospects for exploration and production opportunities, but has not made any drilling commitments during the first quarter of this fiscal year.

SUMMARY OF QUARTERLY RESULTS

	Revenues	Net Income (Loss)	Net Income (Loss) per Share Basic and Diluted
Fiscal 2006			
First quarter	11,945	32,810	(.00)
Second quarter	5,101	(81,756)	(.01)
Third quarter	117	(91,272)	(.01)
Fourth quarter	(216)	(34,685)	(.01)
Fiscal 2007			
First quarter	-	(31,341)	(.00)
Second quarter	498	(82,349)	(.01)
Third quarter	249	(87,654)	(.01)
Fourth quarter	299	109,001	(.00)
Fiscal 2008			
First quarter	-	(135,795)	(.01)

SUMMARY OF PROPERTIES

The Company has a revenue interest in one oil and gas property in Liberty County, Texas.

Subsequent to November 30, 2007, the Company entered into a Participation Agreement with Ravenwood Energy Corp. ("Ravenwood") of Calgary, Alberta to acquire 25% interest in Ravenwood's Kneller Prospect. In order to earn a 25% working interest, Century must pay 25% of the cost for the initial well on the prospect. The Company paid a $10,000 equalization fee for the right to participate in the well. The Company will have the right to participate in additional wells drilled on the prospect by contributing its 25% share of subsequent well costs.

The initial well was drilled to its target depth in January 2008 and was determined to be non-productive. It has been plugged and abandoned.

OIL AND GAS PRODUCTION

For the three month period ended November 30, 2007, the Company had a small net revenue interest in one producing well which produces approximately 15 barrels of oil per day.

RESULTS OF OPERATIONS

For The Three Month Period Ended November, 2007 Compared With The Three Month Period Ended November 30, 2006.

The Company's administrative expenses increased to $135,795 for the three months ended November 30, 2007 from $31,431 for the three months ended November 30, 2006. This is primarily attributable to an increase in legal fees, consulting fees, stock-based compensation and foreign exchange loss.

The Company reported a net loss of $135,795 the three months ended November 30, 2007 as compared to a net loss of $31,431 for the three months ended November 30, 2006. This is the result of the increase in administrative expenses that is explained in the preceding paragraph.

LIQUIDITY AND CAPITAL RESERVES

The Company's cash increased to $270,050 on November 30, 2007 from $187,583 on August 31, 2007. This is a result of cash provided by financing activities of $167,000 offset by cash used in operating activities of $84,533.

CASH FLOWS FROM OPERATING ACTIVITIES

In addition to the company's net loss for the period of $135,795, accounts receivable increased by $36,169. This was offset by the increase in accounts payable of $42,923, resulting in net cash of $84,533 used in operating activities.

CASH FLOWS FROM FINANCING ACTIVITIES

The Company received $167,000 in advance subscriptions from a private placement that was closed in December, 2007.

CASH FLOWS FROM INVESTING ACTIVITIES

None

SHARE CAPITAL

a) Authorized capital stock: Unlimited

b) Common shares issued and outstanding:

	Number of Shares	Capital Stock	Contributed Surplus
Balance, August 31, 2006	15,552,081	6,043,828	109,577
Private placements	4,605,000	460,500	-
Finders' fees	-	(36,050)	-
Share issuance costs	-	(9,217)	-
Settlement of debt	850,000	85,000	-
Stock-based compensation	-	-	16,733
Agents' warrants	-	(3,957)	3,957
Tax benefit renounced to flow-through share subscribed	-	(160,194)	-
Balance, August 31, 2007	21,007,081	6,379,910	130,267
Stock-based compensation	-	-	44,508
Balance, November 30, 2007	21,007,081	6,379,910	174,775

c) As January 28, 2008, there were 5,808,000 warrants and 2,100,711 options outstanding. The warrants expire on December 28, 2007 and March 22, 2008 and December 17, 2008. The stock options expire on June 3, 2008, December 22, 2009 and July 23, 2012. Assuming that the warrants and the stock options are exercised before they expire, the Company would receive gross proceeds of $1,161,600 and $210,071, respectively.

LIQUIDITY AND CASH RESOURCES

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options.

The Company continues to seek capital through various means including the issuance of equity and/or debt.

The Company's future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that existing resources are insufficient to fund the Company's losses until profitability is reached, the Company may need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock. No assurance can be given that additional financing will be available, or that it can be obtained on terms acceptable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay possible expansion plans or acquisitions.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

(a) Paid or accrued management fees of $7,500 (2006 - $7,500) to a company controlled by a director.

(b) Paid or accrued legal fees of $15,650 (2006 -$nil) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company will continue to pursue drilling opportunities, both domestic and foreign.

ADDITIONAL INFORMATION

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

END